Exhibit 1.1
PROJECT RENAISSANCE
Memorandum of Agreement

Transaction	Robert H. Niehaus (“Niehaus”) and certain other GCP Employees (as defined below) (together with Niehaus, the “Acquirors”) will form a new limited liability company to be named GCP Capital Partners LLC (“Newco”). Greenhill & Co., Inc. (“Greenhill”) agrees:
•	to transfer to Newco the exclusive right to use the track record for the Existing Funds (as defined below);

•	to grant Newco an exclusive license to use the names “Greenhill Capital Partners” and “Greenhill SAVP” in connection with the New Funds (as defined below);

•	to release Niehaus and the other GCP Employees from their noncompetition agreements to the extent necessary to allow them to form and manage the New Funds;

•	to transfer to Newco a portion of Greenhill’s interests in the general partners of the Existing Funds representing carried interest in the Existing Funds; and

•	to enter into the other agreements and transactions contemplated hereby.

In consideration for the foregoing, the Acquirors will, or will cause Newco to, deliver to Greenhill 288,650 shares of Greenhill common stock.[1] The allocation of the purchase price among all of the rights, benefits and other items conferred under

[1]	It is understood and agreed that certain GCP Employees other than Niehaus may substitute cash for shares (determined based on a price of $86.61 per share) to the extent that such employees do not own enough common stock to fund their portion of the purchase consideration.

this Memorandum of Agreement will be determined by Newco in its reasonable judgment subject to the consent of Greenhill which consent will not be unreasonably withheld.

The parties expect the closing date for the transaction to occur on or about December 15, 2009.

Existing Funds	Ownership. Greenhill will retain ownership of the general partners (except to the extent necessary to effectuate any reallocation of carried interest) and management companies of the following investment funds (referred to collectively herein as the “Existing Funds”):
•	Greenhill Capital Partners, L.P. (together with related funds “GCP I”);

•	Greenhill Capital Partners II, L.P. (together with related funds “GCP II”);

•	Greenhill SAVP, L.P. (together with related funds, “GSAV”); and

•	Greenhill Capital Partners Europe L.P. (together with related funds, “GCPE”).

Investment Committees. The investment committees for the Existing Funds will remain unchanged following the closing date until all of the investments in the Existing Funds shall have been liquidated.

Fees. Greenhill (either directly or through its continued ownership of the general partners and management companies) will retain the right to collect all management, monitoring, transaction, investment and other fees payable in respect of the Existing Funds. Greenhill will not enter into any fee waivers or other agreements to reduce, defer, or forego fees payable in respect of the Existing Funds without the prior consent of Newco.

Carried Interest. Carried interest payable in respect of existing or future investments by the Existing Funds shall be allocated as set forth in Annex A. Any allocation of carried interest payable in respect of existing or future investments by any Existing Fund that is forfeited by a GCP Employee for any reason shall be reallocated by Newco at its discretion.

Employees	Until the applicable Separation Date, Niehaus and all other employees engaged in the management of the Existing Funds and listed on Annex B (the “GCP Employees”) will remain employees of Greenhill and will retain their existing rights and responsibilities, except as otherwise contemplated herein. For the avoidance of doubt, such employees may also be concurrently employed by Newco during such period.

GCP Employees who are managing directors will not receive any bonus in respect of 2009. GCP Employees who are not managing directors will be eligible to receive a bonus determined in the discretion of Greenhill.

Commencing on January 1, 2010, the aggregate annual compensation and benefits payable by Greenhill to or in respect of the GCP Employees shall be equal to the aggregate annual management, monitoring, transaction, investment and other fees received in respect of the Existing Funds minus (i) direct out-of-pocket costs related to the operation of the Existing Funds and not reimbursed by the Existing Funds, and (ii) allocated costs for occupancy, telecommunications, accounting, IT, legal, regulatory and tax services (the “Services”), in each case allocated in a manner to be agreed. For the avoidance of doubt, “allocated costs” will not include Greenhill leasehold amortization. Annual compensation and benefits payable by Greenhill to each individual GCP Employee (including bonuses, if any) will be determined by Greenhill in its sole discretion in consultation with Niehaus.

Existing grants of restricted stock units (“RSU”) will continue to vest for each GCP Employee in accordance with their terms for so long as such GCP Employee is employed by Greenhill. There will be no new RSU grants.

Existing noncompete agreements will be amended to permit GCP Employees to engage in the formation, marketing and management of the New Funds, provided that they fulfill their obligations to manage the Existing Funds. For the avoidance of doubt, all GCP Employees will continue to be employed at will and Greenhill will retain the right to make decisions in respect of employment matters (in consultation with Niehaus).

New Funds	Newco. Newco (or an affiliate) will act as the general partner and investment manager of:
•	Greenhill Capital Partners III, L.P. (“GCP III”), the successor fund to GCP II; and

•	Greenhill SAVP II, L.P. (“GSAV II”, and collectively with GCP III, the “New Funds”), the successor fund to GSAV.

Track Record. (i) Prior to the first Separation Date, subject to the consent of Greenhill (not to be unreasonably withheld), and (ii) thereafter, subject to consultation with Greenhill, with respect to any written materials relating to the New Funds and any other materials making reference thereto, Newco will have the exclusive, non-assignable right to use or disclose the investment track record of each Existing Fund; provided that, in each case, Greenhill may at all times use or disclose the investment track record of such Existing Fund in connection with the business of such Existing Fund.

Greenhill Name. Greenhill will grant Newco an exclusive license to use the name “Greenhill Capital Partners” and “Greenhill SAVP” (but not the name “Greenhill” or any other derivatives thereof) in connection with the New Funds (but not any successor or other funds) until the dissolution or winding up of such funds. Such license will be terminable by Greenhill on six months’ notice upon the occurrence of certain events to be agreed, including (i) Niehaus is indicted or convicted or enters a plea of nolo contendere with respect to any felony or any other violation of law involving fraud or dishonesty; (ii) Newco is found to have committed a material violation of securities laws or laws regulating its as activities as an investment adviser involving fraud or dishonesty or other conduct that could reasonably be expected to cause significant reputational harm to Greenhill; (iii) Niehaus ceases to own a majority of the voting power of Newco; (iv) any competitor of Greenhill (to be defined) acquires a majority economic interest in Newco; (v) Niehaus dies or becomes permanently disabled (unless the remaining shareholders of Newco establish successor governance arrangements reasonably satisfactory to Greenhill); or (v) other similar events (to be agreed) occur that are reasonably likely to cause significant reputational harm to Greenhill.

Commitments: Greenhill will commit to invest as a limited partner:
•	$5 million in GCP III, subject to a minimum first closing of $250 million; and

•	$2.5 million in GSAV II, subject to a minimum first closing of $50 million;

in each case, subject to the terms and conditions of the applicable New Fund being otherwise reasonably satisfactory to Greenhill, including, without limitation, reasonably satisfactory “key person” provisions (it being understood and agreed that terms and conditions which are substantially similar to those of the applicable Existing Fund shall be deemed to be satisfactory for these purposes).

With respect to its investment in GCP III and GSAV II, Greenhill will pay no management fees or carried interest.

Investment Committees. Greenhill will have the right to designate one member of the Investment Committee for each of GCP III and GSAV II. Such investment committees will consist of at least five members and decisions will be made by majority vote.

Placement Agent. Newco agrees to engage the funds placement group of Greenhill as exclusive placement agent for the New Funds for a placement fee in the amount of 1.5% of commitments received from investors other than those who invested in the respective Existing Fund, payable in eight quarterly installments following the fund closing date(s) with respect to such commitments and otherwise on customary Greenhill terms.

Exclusivity and Non-Compete. For a period of five years following the closing date, (i) Greenhill agrees not to sponsor any new U.S. or U.K. private equity or venture capital fund and (ii) Newco and Niehaus agree not to compete with Greenhill, directly or indirectly, in the financial advisory business.

Fees. Newco shall be entitled to collect and retain all management, monitoring, transaction, investment and other fees payable in respect of the New Funds.

Carried Interest. Greenhill will be entitled to receive 1 out of 20 points of carried interest in respect of all investments made by the New Funds and an additional 1 point of carried interest in each investment made by a New Fund in which a Greenhill employee (other than a GCP Employee) in the reasonable judgment of Niehaus plays a material role in originating the investment or, if requested by Niehaus, in the oversight of the investment.

Employees. New employees hired by Niehaus (in consultation with Greenhill) prior to the earlier of the first closing of GCP III and the first closing of GSAV II will become employees of Greenhill and will be compensated on the same principles as those set out herein applicable to GCP Employees. To the extent new employees are hired, the allocations for direct costs and Services shall be adjusted accordingly. Any such new employees may also be concurrently employed by Newco.

It is anticipated that all of the work involved in setting up Newco (including the establishment of accounting, compliance, reporting and other systems), acquiring regulatory approvals, drafting of offering memoranda in respect of the New Funds, negotiating fund and related agreements in respect of the New Funds will be undertaken by the GCP Employees with the assistance of legal, accounting and other advisors retained by Newco.

Separation	Niehaus and Greenhill acknowledge that over time the activities of GCP Employees relating to investments by the Existing Funds are expected to diminish and their activities relating to the New Funds are expected to increase. Accordingly, the parties agree to consult with each other from time to time to determine at what date it will be advisable to effect a separation of the GCP Employees with respect to each Existing Fund from Greenhill. It is currently anticipated that such date(s) (each, a “Separation Date”) are likely to occur no later than (i) with respect to GCP I, GCP II and GSAV, March 31, 2011 and (ii) with respect to GCPE, June 30, 2012.

The parties acknowledge that, depending on the timing of receipt of consents and regulatory approvals, there is likely to be a different Separation Date for each Existing Fund. In the event that there are multiple Separation Dates, the parties will make appropriate adjustments to amounts payable in the form of internal allocations or compensation by Greenhill and amounts payable pursuant to the Subadvisory Agreements. With respect to those GCP Employees identified as “Administration”

employees, such GCP Employees are anticipated to separate from Greenhill on the Separation Date for GCP II.

At each Separation Date, subject to receipt of all required consents, including the consents of limited partners in the Existing Funds and any required regulatory consents:
•	Each GCP Employee (other than Niehaus) who will no longer be employed by Greenhill following such Separation Date will enter into a customary separation agreement with Greenhill which will provide, among other things, for mutual releases of claims by such GCP Employee and Greenhill. Vesting provisions in respect of previously awarded carry will be amended to provide for continued vesting so long as GCP Employees remain employed by Newco.

•	Newco will offer each applicable GCP Employee the opportunity to become an employee of Newco on such terms as Newco and the employee shall agree (Greenhill shall not have any obligation to retain any GCP Employees who do not accept employment with Newco).

•	Greenhill and Newco will enter into the Subadvisory Agreement with respect to the applicable Existing Fund.

On the first Separation Date Niehaus shall become a Senior Adviser to Greenhill through December 31, 2013. Niehaus’ existing RSUs will continue to vest for so long as he remains a Senior Adviser to Greenhill.

Subadvisory Agreements	General. On the Separation Date for any Existing Fund, Newco will enter into a subadvisory agreement with respect to such Existing Fund (a “Subadvisory Agreement”) with the general partner and/or management company of such Existing Fund pursuant to which Newco will provide investment advisory services to such Existing Fund with respect to all investments.

Fees. Greenhill will pay to Newco as compensation for its services under each Subadvisory Agreement an annual amount equal to 100% of all management, monitoring, transaction, investment and other fees received by it in respect of the applicable Existing Fund promptly upon receipt of such amounts. Greenhill shall be entitled to set off against such payments any amounts accrued prior to such payment and payable to Greenhill by Newco as described in “Services Agreement” and “Office Space” below.

Term. The Subadvisory Agreement for each Existing Fund will commence on the Separation Date for such Fund and continue until the liquidation of such Existing Fund, unless earlier terminated as provided herein.

Termination. Greenhill will have the right to terminate a Subadvisory Agreement (subject to customary thresholds and cure periods):
•	for cause

•	if Niehaus (in the case of the Subadvisory Agreement for GCP II), Messrs Brotman and Hirsch (in the case of the Subadvisory Agreement for GSAV), or Phillips (in the case of the Subadvisory Agreement for GCPE) ceases to be actively involved in the management of such Existing Fund

•	if Niehaus ceases to own a majority of the voting power of Newco

•	with respect to the Subadvisory Agreement for any Existing Fund, if the limited partners of such Fund do not grant the consents required in connection with any change of control of Newco or other event that constitutes an “assignment” for purposes of the Advisers Act

•	with respect to the Subadvisory Agreement for any Existing Fund, if such fund is dissolved by action of its limited partners; and

•	if Niehaus or Newco breaches in any material respect any of the transaction agreements.

Indemnification. Each Subadvisory Agreement will provide for indemnification of Newco by the applicable Existing Fund in accordance with the standards in the fund documents of the applicable Existing Fund. Each Subadvisory Agreement also will provide for indemnification of Greenhill and each Existing Fund by Newco for all losses and liabilities arising out of Newco’s gross negligence, willful misconduct or material breach of such Subadvisory Agreement.

Greenhill Information Rights. Representatives of Greenhill and Newco will meet regularly (and at least quarterly) to discuss matters relating to the Existing Funds. Newco will provide Greenhill with information relating to the Existing Funds and their investments and regular access to the books and records of Newco relating to such investments. Greenhill will have the right to conduct (at its own expense) regular audits of the books and records of Newco relating to the Existing Funds.

Services Agreement	On the first Separation Date, Greenhill and Newco will enter into a Services Agreement pursuant to which Greenhill will continue to provide all Services in respect of each Existing Fund for a period of six months following the Separation Date for such Existing Fund on the basis of the same cost allocation as in effect immediately prior to the applicable Separation Date. Following the expiration of such six-month period, Greenhill will continue to provide IT and telecommunications Services pursuant to the Services Agreement until the expiration of the subleases described under “Office Sublease” below.

Office Subleases	Following the closing date, the GCP Employees will continue to occupy the space they currently occupy at Greenhill’s 300 Park and Berkeley

Square locations. GCP Employees at 300 Park will move to the 17th floor when it becomes available for occupancy. On the later of (i) the Separation Date for GCP II and (ii) the date that the space on the 17th floor becomes available for occupancy, Newco will enter into a sublease of the 17th floor. On the Separation Date for GCPE, Newco shall enter into a sublease agreement for the space occupied by GCP Employees at Greenhill’s Berkeley Square location. Pursuant to the subleases Newco shall pay to Greenhill its allocated share of monthly rental and related charges for Greenhill’s space at the 300 Park and Berkeley Square locations, plus any incremental costs associated with its special and separate needs (such as additional servers). Each sublease will be for a term ending on December 31, 2015; provided that Newco shall have the right to terminate (x) the Berkeley Square sublease at any time with six (6) months’ prior written notice and (y) the 300 Park sublease with six (6) months’ prior written notice at any time after the date that is three (3) years after the date that the 17th floor becomes available for occupancy.

Transaction Expenses	Each party will bear its own expenses, including fees and expenses of counsel and other advisors, arising in connection with the transaction.

Cooperation and Information	Greenhill and Newco will cooperate to determine, make and obtain all necessary consents, regulatory filings and amendments to fund documentation and otherwise to comply with all applicable regulatory requirements in connection with the transaction, including the execution of the Subadvisory Agreement and related arrangements.

Newco shall provide to Greenhill on a timely basis all accounting, valuation, tax and other information required by Greenhill to permit Greenhill to prepare its financial statements and to comply with its SEC, FSA, IRS and other reporting obligations. The parties agree to cooperate with respect to tax filings and reporting matters.

Communications	Greenhill and Niehaus will jointly agree on communications materials and programs for existing and prospective investors, employees and the press with respect to the transaction.

Confidentiality	Except as otherwise provided herein, the parties will keep confidential the terms of the transaction.

Binding Nature of Memorandum of Agreement	The terms of this Memorandum of Agreement shall be legally binding upon each party hereto; provided that if Niehaus dies or becomes permanently disabled prior to the closing date, this Memorandum of Agreement shall terminate and be of no further force or effect.

The parties acknowledge that this Memorandum of Agreement does not specify all of the terms to be included in the definitive documentation for the transaction, including cure periods and materiality thresholds, and that such additional terms shall be negotiated in good faith by the parties to reflect the principles of this Memorandum of Agreement.

Greenhill agrees to cooperate with Newco in its continuing evaluation of the structure and tax treatment of the transaction, and will provide such financial, tax and other information as is reasonably requested by Newco in connection with such evaluation. Prior to the closing of the transaction, Newco may request, subject to Greenhill’s consent (not to be unreasonably withheld), modifications to the structure of the transaction set forth herein, provided that such modifications do not result in a delay in the closing of the transactions until after December 31, 2009 or adverse tax, accounting or other consequences for Greenhill.

Executed as of October 28, 2009

/s/ Robert H. Niehaus

Robert H. Niehaus

GREENHILL & CO., INC.

By:	/s/ Scott L. Bok
Name: Scott L. Bok
Title: Co-Chief Executive Officer

Annex A
Carried Interest — Existing Funds
1. Carry allocations for the Existing Funds in respect of all years prior to 2009 will remain in effect and subject to their existing terms.
2. Carry allocations in respect of investments made in 2009 will remain in effect and subject to their existing terms except those points of carried interest allocated to Greenhill employees other than the GCP Employees will be forfeited and reallocated by Niehaus to the GCP Employees.
3. With respect to all investments made by the Existing Funds on or after January 1, 2010, 1 of 20 points of carried interest will be allocated to Greenhill and the remainder will be allocated by Niehaus to the GCP Employees. Greenhill may be allocated an additional 1 point of carry in each investment made by an Existing Fund on or after January 1, 2010 in which a Greenhill employee (other than a GCP Employee) plays a material role in originating the investment or, if requested by Niehaus, in the oversight of the investment.